Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Raytheon Technologies Corp (RTX)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Raytheon Technologies Corp (RTX)
Vote Yes: Item #8 – Greenhouse Gas Reduction Plan

Annual Meeting: May 2, 2023

CONTACT: David Shugar | david@asyousow.org

THE RESOLUTION

BE IT RESOLVED: Shareholders request the Board issue a report, at reasonable expense and excluding confidential information, disclosing how the Company intends to reduce its full value chain greenhouse gas emissions in alignment with the Paris Agreement's 1.5°C goal requiring Net Zero emissions by 2050.

SUPPORTING STATEMENT: Proponents suggest, at Board and Company discretion, that the report include:

•	Disclosure of all relevant Scope 3 emissions;

•	A timeline for setting 1.5°C aligned Scope 3 reduction goals;

•	A climate transition plan to achieve emissions reductions goals across all relevant emissions scopes;

•	Annual reports demonstrating progress towards meeting emissions reduction goals;

•	Other information the Board deems appropriate.

SUMMARY

The window for limiting global warming to 1.5 degrees is quickly narrowing,1 requiring immediate, sharp emissions reduction from all market sectors.2 Failure to reach Net Zero emissions by 2050 is projected to have disastrous economic consequences,3 impacting companies and investor portfolios.

_____________________________

1 https://www.ipcc.ch/2021/08/09/ar6-wg1-20210809-pr/

2 https://www.ipcc.ch/assessment-report/ar6/

3 https://www.nytimes.com/2021/04/22/climate/climate-change-economy.html

2023 Proxy Memo Raytheon Technologies Corp | Greenhouse Gas Reduction Plan

Shareholders are increasingly concerned about this material climate risk to their companies and to their portfolios and seek clear, consistent disclosures and climate-responsive action from the companies in which they invest.

Raytheon is not exempt from the risk growing risks associated with climate change. The Company is exposed to industry-specific, climate-related regulatory risk, as well as economic, competitive, and physical risks. Its key areas of business, including its sale of aerospace and defense technology, are associated with emissions-intensive products that could lock in large sources of emissions for decades to come. Regulatory and competitive risks are also increasing.

The U.S. government, a significant source of contracts for Raytheon, has publicly acknowledged that climate change is a major security threat and has accordingly set a goal to reduce emissions across federal operations to net zero by 2050,4 while increasing the sustainability of federal supply chains, inclusive of defense suppliers.5 It has also published new responsibility standards in procurement policies. Other global governments are also taking climate action. If Raytheon does not take action to meet these emerging regulations, it could lose significant contract opportunities.

To proactively address climate risk, comply with global climate goals, contribute to the resiliency of its global customers, and remain competitive with peers, this proposal requests that Raytheon disclose a plan to reduce its full range of material value chain emissions in alignment with the Paris Agreement’s 1.5 degrees Celsius goal.

Raytheon has a clear responsibility to provide investors a credible transition plan covering the full range of its material value chain emissions to assure investors it is meaningfully addressing climate risk. In contrast, the Company’s failure to address material value chain emissions may leave the Company vulnerable to regulatory risk and put it at a competitive disadvantage in winning government and other contracts. The Proponent urges a “Yes” vote on this proposal.

RATIONALE FOR A YES VOTE

1.	Raytheon faces climate-related risk that may drastically impact its business.
2.	Raytheon is falling behind peers in addressing the impact of its emissions.

3.	Raytheon does not disclose a plan or goal to reduce its full value chain of emissions in alignment with the Paris Agreement's 1.5°C degree goal requiring Net Zero emissions by 2050.

DISCUSSION

1.	Raytheon faces climate-related risk that may drastically impact its business.

_____________________________

4 https://www.mckinsey.com/industries/aerospace-and-defense/our-insights/decarbonizing-defense-imperative-and-opportunity;
https://www.sec.gov/ix?doc=/Archives/edgar/data/101829/000010182923000009/rtx-20221231.htm#i39b4b1b8254341fc95976a961683745b_145

5 https://www.sustainability.gov/federalsustainabilityplan/procurement.html

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2023 Proxy Memo Raytheon Technologies Corp | Greenhouse Gas Reduction Plan

Regulatory risks

Climate-related policies are gaining traction globally. Seventy foreign governments have net zero ambitions,6 and 47 national jurisdictions are covered by carbon tax legislation.7 In its 10-K, Raytheon acknowledges exposure to multiple climate-related regulatory risks that could hurt its business. Raytheon acknowledges that increased climate laws and regulations regarding GHG emissions, carbon pricing, product efficiency standards, and mandatory disclosure obligations may impact Raytheon’s product affordability, cost competitiveness, and supply chain costs.

The U.S. and U.K. governments have issued policies requiring suppliers to commit to achieving Net Zero by 2050 or be barred from consideration on contracts.8 In 2022, the U.S. Department of Defense (“DOD”) awarded Raytheon the second highest amount of contract funds, demonstrating the materiality of such contracts to Raytheon’s business.9 Emissions from the DOD represent about 80% of emissions from the federal government. The U.S. government recently proposed changes to its own supplier regulations, which will require major defense suppliers, including Raytheon, to report all Scope 3 emissions sources and set science-based emissions reduction targets.10 To implement its climate change goals, the U.S. developed, among other climate-related policies, supply chain initiatives that include major contractor greenhouse gas (“GHG”) emission disclosures paired with science-based targets, a "buy clean" initiative for low-carbon materials, and a sustainable products policy.11

The DOD is also elevating climate change as a national security priority and integrating climate considerations into policies, strategies, and partner engagements.12 Together, these programs will advance America's industrial competitiveness in supplying the low-carbon and sustainable goods of the future.

Raytheon has yet to report on all relevant Scope 3 categories to comply with these procurement regulations and has not yet set targets for its material Scope 3 emissions.13 Raytheon discloses in its most recent 10-K that sales to the U.S. government made up 45% of Raytheon’s total net sales, representing a substantial majority of Raytheon’s total defense sales.14 Its major customers, including the U.S. government and the NATO member countries, are clear that they consider climate change a security threat and are acting to cut emissions. 15, 16 If Raytheon is disqualified from bids by its major customers, the Company will experience significant negative financial impact from its reduced ability to generate business and maintain profitability.

_____________________________

6 https://www.un.org/en/climatechange/net-zero-coalition

7 https://carbonpricingdashboard.worldbank.org/map_data

8 https://www.gov.uk/government/publications/procurement-policy-note-0621-taking-account-of-carbon-reduction-plans-in-the-procurement-of-major-government-contracts

9 https://dsm.forecastinternational.com/wordpress/2023/02/22/top-100-defense-contractors-2022/

10 https://www.federalregister.gov/documents/2022/11/14/2022-24569/federal-acquisition-regulation-disclosure-of-greenhouse-gas-emissions-and-climate-related-financial

11 https://www.sustainability.gov/federalsustainabilityplan/fed-supplier-rule.html

12 https://www.defense.gov/Spotlights/Tackling-the-Climate-Crisis/

13https://www.cdp.net/en/formatted_responses/responses?campaign_id=79520704&discloser_id=974843&locale=en&organization_name=
Raytheon+Technologies+Corporation&organization_number=847168&program=Investor&project_year=2022&redirect=
https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2F2022%2F6wz4wms4%2F201300&survey_id=78646008

14 https://www.sec.gov/ix?doc=/Archives/edgar/data/101829/000010182923000009/rtx-20221231.htm#i39b4b1b8254341fc95976a961683745b_145 p.34

15 https://www.sustainability.gov/federalsustainabilityplan/emissions.html

16 https://www.nato.int/cps/en/natohq/news_197175.htm

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2023 Proxy Memo Raytheon Technologies Corp | Greenhouse Gas Reduction Plan

Conversely, proactively addressing climate risk can benefit the Company. Raytheon states in its most recent CDP submission that resource efficiency is a climate-related opportunity that could make the Company more competitive, inform future R&D investments, and improve revenue.17

Physical risks

The Company’s 10-k acknowledges a vulnerability to supply chain risks, which may be exacerbated by climate change. Increasing frequency and severity of extreme weather events caused by climate change may negatively impact Raytheon’s suppliers, subcontractors, service providers, distributors, and customers. Such factors may limit the ability of Raytheon’s suppliers from procuring necessary materials, timely distributing products to customers, and thereby materially decreasing revenues.18 Improving climate resiliency in supply chain and logistics is critical to Raytheon’s ability to efficiently complete business contracts. Setting a full value chain emissions reduction plan can reduce Raytheon’s contribution to climate change and reduce its associated physical risk.19

2.	Raytheon is falling behind peers in addressing the impact of its emissions.

In its most recent 10-K, Raytheon acknowledges growing demands for products and services focused on addressing climate change, transitioning to lower emission technologies, and climate adaptation products and services.

_____________________________

17 https://www.cdp.net/en/formatted_responses/responses?campaign_id=79520704&discloser_id=974843&locale=en&organization_name=Raytheon+Technologies+Corporation&organization_
number=847168&program=Investor&project_year=2022&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2F2022%2F6wz4wms4%2F201300&survey_id=78646008

18 https://www.sec.gov/ix?doc=/Archives/edgar/data/101829/000010182923000009/rtx-20221231.htm p.18

19 https://www.cdp.net/en/formatted_responses/responses?campaign_id=79520704&discloser_id=974843&locale=en&organization_name=Raytheon+Technologies+Corporation&organization_
number=847168&program=Investor&project_year=2022&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2F2022%2F6wz4wms4%2F201300&survey_id=78646008, C2.3a

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2023 Proxy Memo Raytheon Technologies Corp | Greenhouse Gas Reduction Plan

Setting full value chain emissions reduction targets will increase Raytheon’s ability to be an industry leader as market expectations, alongside climate-related regulations, necessitate science-based climate transition plans. Emission reduction performance is a key tool in competing for the best contracts and reducing competitive risk. Raytheon recognizes that it faces competitive risk as its competitors have begun advancing sustainable technologies in response to customer demands.20 Raytheon’s peers in defense and equipment and machinery, including Lockheed Martin and 3M, already report on all relevant Scope 3 emissions categories, showing that Raytheon lags peers in complying with current and proposed regulations. 21,22 The defense and aerospace company BAE Systems signed onto the Science Based Targets initiative (“SBTi”) and is working towards a net zero value chain by 2050 goal.23 Safran S.A. committed to reduce the intensity of Scope 3 GHG emissions from the use of sold products and indirect use phase by 40% by 2035.24 Deere & Company, which is a heavy industry company and a compensation peer identified by Raytheon, committed to the SBTi-validated goal of reducing absolute Scope 3 emissions from purchased goods and services and use of sold products 30% by 2030.25 General Electric, one of the top 20 companies for DOD contracting,26 announced its ambition to be net zero by 2050, including its operations and Scope 3 use of sold products.27 In 2022, a shareholder proposal was filed with Boeing requesting Scope 3 target setting; it received 91.4% vote in favor.28 Boeing management supported the resolution.29

Raytheon emphasizes its efforts to reduce emissions associated with use of products but lacks a concrete goal to drive value chain emissions reductions. Multiple peers are setting targets to reduce emissions associated with the use of their products, incentivizing low-carbon innovation that can contribute to their customers’ emission reduction goals and increase competitive advantage. The aerospace, defense, and heavy industry sectors are advancing to better account for their climate impacts and incorporate them into climate transition strategies. To remain competitive, Raytheon must follow peers in accounting for and setting targets for all material Scope 3.

3.	Raytheon does not disclose a plan or goal to reduce its full value chain emissions in alignment with the Paris Agreement's 1.5°C degree goal requiring Net Zero emissions by 2050.

Raytheon’s GHG emissions targets fail to address its full range of material value chain emissions.

Despite Scope 3 emissions making up approximately 94% of Raytheon’s total emissions footprint, Raytheon lacks an emissions reduction goal that aligns with 1.5°C and covers its material value chain emissions. While Raytheon has established Scope 1 and 2 emissions reduction goals, these goals address approximately 6% of Raytheon’s total emissions.30

Raytheon also fails to report its full inventory of Scope 3 emissions. Three remaining categories are relevant but not yet calculated by the Company.31 Once all material emissions categories are reported by the Company, it is likely that the percentage of emissions addressed by Raytheon’s Scope 1 and 2 goals will be even smaller than currently represented.

_____________________________

20 https://www.sec.gov/ix?doc=/Archives/edgar/data/101829/000010182923000009/rtx-20221231.htm

21 https://www.cdp.net/en/formatted_responses/responses?campaign_id=79520704&discloser_id=973905&locale=en&organization_name=Lockheed+Martin+Corporation&organization_
number=10820&program=Investor&project_year=2022&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2F2022%2F6wz4wms4%2F211119&survey_id=78646008

22 https://www.cdp.net/en/formatted_responses/responses?campaign_id=79520704&discloser_id=945923&locale=en&organization_name=3M+Company&organization_
number=285&program=Investor&project_year=2022&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2F2022%2F6wz4wms4%2F202206&survey_id=78646008

23 https://www.baesystems.com/en/sustainability/environment-and-climate-change

24 https://www.safran-group.com/group/commitments/decarbonizing-aeronautics

25 https://sciencebasedtargets.org/companies-taking-action

26 https://dsm.forecastinternational.com/wordpress/2021/02/02/top-100-defense-contractors-2020/

27 https://www.ge.com/sites/default/files/ge2021_sustainability_report.pdf p.3

28 https://www.asyousow.org/press-releases/2022/5/3/boeing-shareholders-support-net-zero-climate-report

29 https://www.asyousow.org/press-releases/2022/5/3/boeing-shareholders-support-net-zero-climate-report

30 https://www.cdp.net/en/formatted_responses/responses?campaign_id=79520704&discloser_id=974843&locale=en&organization_name=Raytheon+Technologies+Corporation&organization_
number=847168&program=Investor&project_year=2022&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2F2022%2F6wz4wms4%2F201300&survey_id=78646008, C4.1a

31 https://www.cdp.net/en/formatted_responses/responses?campaign_id=79520704&discloser_id=974843&locale=en&organization_
name=Raytheon+Technologies+Corporation&organization_number=847168&program=Investor&project_year=2022&redirect=https%3A%2F%2Fcdp.credit360.com
%2Fsurveys%2F2022%2F6wz4wms4%2F201300&survey_id=78646008

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2023 Proxy Memo Raytheon Technologies Corp | Greenhouse Gas Reduction Plan

SBTi is widely considered the global standard of science-aligned target setting, with over 2,600 businesses and financial institutions currently committed to, or working to, becoming validated through the organization. SBTi’s standard states that if Scope 3 emissions make up 40 percent or more of a company’s total emissions, they must be incorporated into company reduction targets.32 Similarly, the CA100+ Benchmark requires Scope 3 emissions be incorporated into companies’ net zero targets.33

Raytheon states its commitment to “support’” the commercial air transport industry’s goal to reach net-zero emissions, citing participation in groups including the Air Transport Action Group and International Civil Aviation Organization. However, Raytheon has not set a target to actually achieve this goal. Raytheon states that it aims to directly address 30% of air transport emissions through the engines, aircraft systems, and services in its 2050 civil fleet, but this goal does not achieve net zero emissions, does not cover the full range of value chain emissions, and only aims to vaguely “directly address” certain emissions rather than set an emission reduction target.

Raytheon’s support for industry goals to achieve net zero extends only to its civil segment, leaving the majority of its sales unaddressed. Last year, direct commercial sales made up only 40% of total net sales, while defense sales to governments made up 60%.34 Raytheon’s support for the civil aviation industry to achieve net zero fails to address the significant portion of emissions coming from the defense side of its business, despite governments signaling actions to reduce emissions in contracting. While Raytheon outlines some collaborations with military partners to support DOD sustainability plans, it does not set reduction targets or recognize that advancements in its defense segments may transfer to its civil fleet. While current goals are a step forward, Raytheon’s emissions from defense sales remain outsized and unaddressed. Further, without a single, comprehensive target guiding the Company in its R&D, capital investments, and greenhouse gas reduction planning, the Company is not likely to fully align its material value chain emissions with the 1.5o Paris goal necessary to avoid the worst impacts of climate change.

Raytheon fails to provide Investors with sufficient information to ensure informed decision making

While Raytheon is part of the CA100+’s largest corporate emitters, it has yet to fully meet any of the indicators within the CA100+ Net Zero Company Benchmark. It lacks: a net zero by 2050 ambition; interim GHG reduction targets aligned with 1.5°C across its material emissions Scopes; a decarbonization strategy for achieving its current emission reduction targets; and capital allocation aligned with the Company’s Paris Agreement objectives.35 Accordingly, investors lack critical information and indicators on the state of Raytheon’s emission reduction strategy and mitigation of risks across its value chain.

In its latest sustainability report, Raytheon describes efforts to support aviation decarbonization. Efforts include improving engine and aircraft systems efficiency and supporting research and development of sustainable aviation fuels. Increasing the energy and fuel efficiency of its products is a necessary step in mitigating Raytheon’s second largest Scope 3 emissions source, Use of Sold Products. However, Raytheon fails to identify its plan to address emissions from its value chain Purchased Goods & Services, the largest source of emissions identified in its latest CDP disclosure.36 Raytheon identifies some best practices for increasing the energy efficiency of its global suppliers, but it is unclear to what extent these efforts will lead to emissions reductions, particularly as emissions from Purchased Goods & Services appear to have increased over the most recent two reporting years. 37

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32 https://sciencebasedtargets.org/resources/files/SBTi-criteria.pdf, I.III C4

33 https://www.climateaction100.org/wp-content/uploads/2023/03/Climate-Action-100-Net-Zero-Company-Benchmark-Framework-2.0..pdf

34 https://www.sec.gov/ix?doc=/Archives/edgar/data/101829/000010182923000009/rtx-20221231.htm p.34

35 https://www.climateaction100.org/company/raytheon-technologies/

36 https://www.cdp.net/en/formatted_responses/responses?campaign_id=79520704&discloser_id=974843&locale=en&organization_name=Raytheon+Technologies+Corporation&organization_
number=847168&program=Investor&project_year=2022&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2F2022%2F6wz4wms4%2F201300&survey_id=78646008

37 https://www.cdp.net/en/formatted_responses/responses?campaign_id=79520704&discloser_id=974843&locale=en&organization_name=Raytheon+Technologies+Corporation&organization_
number=847168&program=Investor&project_year=2022&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2F2022%2F6wz4wms4%2F201300&survey_id=78646008

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2023 Proxy Memo Raytheon Technologies Corp | Greenhouse Gas Reduction Plan

Raytheon states that the remainder of emissions not addressed through improving technology may be addressed through market-based mechanisms, which include voluntary carbon offsetting. Raytheon purchased over 8,000 voluntary carbon credits over the last year.38 Leading experts, such as the UN High Level Expert Group, the CA100+, and SBTi are clear that companies should not purchase carbon credits as a replacement for reducing value chain emissions. 39

Overall, Raytheon’s current disclosures and actions fail to communicate a comprehensive plan to address 94% of its total emissions. It is imperative for Raytheon to incorporate its full value-chain emissions into its emission reduction strategies to ensure that large material sources of emissions are adequately managed now and into the future. By not including the full range of material value chain emissions in its interim and long-term emission reduction goals, investors remain in the dark as to when and how Raytheon plans to align its value chain emissions with the goals of the Paris Agreement, to meet customer expectations, or to remain competitive with peers.

RESPONSE TO RAYTHEON’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In Raytheon’s opposition statement, the Company states it does not believe the proposal to be in the best interest of the Company and that adequate action is already being taken. As noted above, this stance puts Raytheon at growing competitive and climate-related risk.

This proposal is not duplicative of current efforts. As discussed above, the Company’s current actions are inadequate to address the full range of Raytheon’s climate emissions. The proposal requests information to fill in major gaps in the Company’s current reporting. The Company’s full range of value chain emissions represent at least 94% of Raytheon’s total emissions, yet Raytheon does not have a reduction goal to address these emissions. It also fails to communicate a comprehensive plan to reduce those value-chain emissions and avoid associated regulatory and competitive risks. Raytheon’s disclosures specifically lack a 1.5°C aligned transition plan across its full range of business activities, as well as transparency around anticipated emission reductions for all segments of its business.

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38 https://www.cdp.net/en/formatted_responses/responses?campaign_id=79520704&discloser_id=974843&locale=en&organization_name=Raytheon+Technologies+Corporation&organization_
number=847168&program=Investor&project_year=2022&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2F2022%2F6wz4wms4%2F201300&survey_id=78646008, C11.2a

39 https://www.climateaction100.org/wp-content/uploads/2021/03/Climate-Action-100-Benchmark-Indicators-FINAL-3.12.pdf#:~:text=Metric%20a%29%3A%20The%20company%20has%20specified%20that%20this, methodology%20used%20to%20establish%20any%20scope%203%20target; https://www.un.org/sites/un2.un.org/files/high-levelexpertgroupupdate7.pdf, p.19;
https://www.climateaction100.org/net-zero-company-benchmark/questions/; https://sciencebasedtargets.org/resources/files/Beyond-Value-Chain-Mitigation-FAQ.pdf, p.1

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2023 Proxy Memo Raytheon Technologies Corp | Greenhouse Gas Reduction Plan

Despite its involvement with aviation industry groups, such as the Fly Net Zero initiative and others, these do not provide shareholders with company-specific information to allow them to understand company-specific risks, actions, and climate-related transition opportunities for Raytheon. Raytheon has failed to address almost every CA100+ Net Zero Company indicator, showing that Raytheon’s plans do not meet investor expectations for transparency and accountability. Investors commend Raytheon’s work to leverage sustainable aviation solutions for its military customers and standardize ESG surveys and emissions factors. However, these disparate efforts do not constitute a credible transition plan.

Further, Raytheon lags peers in disclosing Scope 3 emissions data and establishing comprehensive baselines from which reduction efforts can be measured. While Raytheon has recently expanded its Scope 3 value chain disclosures to report on seven categories of emissions, including commuting and use of products sold, it lags peers that report all material emissions categories. Raytheon further cites its efforts to provide Energy Best Management Practices to its global suppliers and partners. However, emissions from Purchased Goods & Services rose 34% in the last year, so it is unclear if its current efforts are having the desired impact on emissions levels.

The Aerospace and Defense industry is not exempt from expectations for value-chain wide emission reductions. Investor groups and experts, including CA 100+ and SBTi, are clear that credible climate action must take material value chain emissions into account, especially when those emissions make up a significant majority of a company’s total emissions footprint. The increasing number of net zero commitments, carbon tax legislation, and climate-related acquisition regulations for defense contractors is a strong signal that Raytheon’s customers value low-carbon innovation. Early movers that act on this desire and invest in comprehensive decarbonization will gain significant opportunities and competitive advantage in winning contracts. Companies that continue to soft pedal action on risks and opportunities in their value-chain will lose their competitive strengths and their ability to win competitive bids

CONCLUSION

Raytheon’s failure to set emission reduction targets that cover its material Scope 3 value chain emissions demonstrates a lack of adherence to its stakeholder’s clear expectations and exposes Raytheon to serious regulatory and competitive risks. We urge a “Yes” vote on this proposal.

Vote “Yes” on this Shareholder Proposal #8

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For questions, please contact David Shugar, As You Sow, david@asyousow.org.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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